UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on August 6, 2020: EuroDry Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2020.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 6, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2020

Athens, Greece – August 6, 2020– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and six month periods ended June 30, 2020.

Second Quarter 2020 Highlights:

•

Total net revenues of $4.0 million. Net loss of $3.8 million; net loss attributable to common shareholders (after a $0.4 million dividend on Series B Preferred Shares) of $4.2 million or $1.86 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $3.9 million or $1.73 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(1.3) million.

•

An average of 7.0 vessels were owned and operated during the second quarter of 2020 earning an average time charter equivalent rate of $7,297 per day.

•

The Company declared a dividend of $0.4 million on its Series B Preferred Shares. The dividend will be paid in-kind by issuing additional Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

First Half 2020 Highlights:

•

Total net revenues of $9.1 million. Net loss of $6.1 million; net loss attributable to common shareholders (after a $0.7 million dividend on Series B Preferred Shares) of $6.9 million or $3.03 loss per share basic and diluted.  Adjusted net loss attributable to common shareholders1 for the period was $6.2 million or $2.76 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(1.0) million.

•

An average of 7.0 vessels were owned and operated during the first half of 2020 earning an average time charter equivalent rate of $7,390 per day.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the second quarter of 2020, the drybulk market experienced the effects of the COVID-19 pandemic and lockdown of the main economies resulting in decreased cargo volumes transported and significant declines in charter rates. These developments put pressure on our cash flow, which combined with the offhire time of one of our vessels to undergo its fourth special survey led to us posting our worst quarterly results since the Company’s spin-off. During the second half of June, the market started recovering – in line with the reopening of the major economies- with rates returning to the levels seen at the beginning of the year; therefore, we expect a reversal of fortunes in the third quarter if such trends continue.

We believe, however, that there is significant uncertainty remaining about COVID-19 related developments in the world economies and the continuing trade tensions between U.S. and China which affect the drybulk markets. In addition, port lockdowns have affected our ability to change crew on board our vessels. We have taken relevant measures to ensure our crew members’ and shore employees’ health and safety, despite the ongoing hurdles and travel restrictions imposed by lockdowns around the world. Thus, our strategy is to ensure that we mitigate and address the risks of COVID-19 and have sufficient liquidity to deal with the possibility of renewed market weakness. In the midst of these unprecedented developments, we remain optimistic about the post-pandemic and medium term prospects of drybulk shipping as the fleet orderbook is the lowest in more than 20 years which should result in limited fleet growth when the above-said pandemic-driven uncertainty recedes.

“As always, we continue to seek and evaluate opportunities and options to renew or expand our fleet exploring also merger possibilities with other fleets in accretive transactions.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the second quarter of 2020 decreased compared to the second quarter of 2019 as a result of the time charter equivalent rates our vessels earned during the quarter which were lower by 32.0% compared to the average time charter equivalent rates our vessels earned in the second quarter of 2019. The significantly lower rates compared to the same period of last year are a result of the dramatic effects on the global economy and seaborne trade of the COVID-19 pandemic.

As part of our efforts to ensure sufficient liquidity, we have agreed or are in the process of discussing with some of our lenders to defer a number of loan repayments due in 2020 to later periods or to the end of the respective facilities. At the same time, we have agreed with our preferred shareholders to introduce the option from April 1, 2020 to January 29, 2021 for the Company to pay the preferred dividend in-kind by issuing new preferred shares. If paid in-kind, the preferred dividend would be at an annual rate of 10.25%, 1% higher than if it is paid in cash.

Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,131 per vessel per day during the second quarter of 2020 as compared to $5,948 per vessel per day for the same quarter of last year, and $6,093 per vessel per day for the first half of 2020 as compared to $5,898 per vessel per day for the same period of 2019. This increase is mainly due to increased supply of stores and spare parts for our vessels in 2020 compared to 2019.

Adjusted EBITDA during the second quarter of 2020 was $(1.3) million versus $1.8 million in the second quarter of last year.  As of June 30, 2020, our outstanding debt (excluding the unamortized loan fees) was $53.4 million, while unrestricted and restricted cash was $4.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $5.4 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Second Quarter 2020 Results:

For the second quarter of 2020, the Company reported total net revenues of $4.0 million representing a 35.1% decrease over total net revenues of $6.2 million during the second quarter of 2019 which was the result of the lower time charter rates our vessels earned during the second quarter of 2020 compared to the same period of 2019. The Company reported net loss for the period of $3.8 million and net loss attributable to common shareholders of $4.2 million, as compared to net loss and net loss attributable to common shareholders of $1.8 million and $2.6 million respectively, for the same period of 2019. The results for the second quarter of 2020 include an unrealized loss of $0.2 million on three interest rate swap contracts and an unrealized loss of $0.1 million on forward freight agreement (“FFA”) contracts as compared to an unrealized loss of $0.2 million on an interest rate swap contract and an unrealized loss of $0.9 million on FFA contracts during the second quarter of 2019. Depreciation expenses for the second quarter of 2020 amounted to $1.6 million remaining unchanged compared to the same period of 2019. General and administrative expenses amounting to $0.6 million, remained at the same level compared to the second quarter of 2019. During the second quarter of 2020, two of our vessels completed their special survey for a total cost of $1.5 million, one of which had commenced during the first quarter of 2020.

Interest and other financing costs for the second quarter of 2020 amounted to $0.6 million compared to $0.9 million for the same period of 2019. Interest during the second quarter of 2020 was lower due to the lower average outstanding debt and the decreased Libor rates of our loans during the period as compared to the same period of last year. For the three months ended June 30, 2020, the Company recognized a $0.2 million loss on three interest rate swaps and a $0.1 million unrealized loss on FFA contracts entered into during the second quarter of 2020 as compared to a loss on derivatives of $0.6 million for the same period of 2019, comprising of a $0.4 million loss on FFA contracts and a $0.2 million loss on one interest rate swap.

On average, 7.0 vessels were owned and operated during the second quarter of 2020 earning an average time charter equivalent rate of $7,297 per day compared to 7.0 vessels in the same period of 2019 earning on average $10,724 per day.

Adjusted EBITDA for the second quarter of 2020 was $(1.3) million compared to $1.8 million achieved during the second quarter of 2019.

Basic and diluted loss per share attributable to common shareholders for the second quarter of 2020 was $1.86 calculated on 2,267,375 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $1.14 for the second quarter of 2019, calculated on 2,244,803 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the unrealized loss on derivatives, the adjusted loss attributable to common shareholders for the quarter ended June 30, 2020 would have been $1.73 per share basic and diluted compared to an adjusted loss of $0.65 per share basic and diluted for the quarter ended June 30, 2019. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Half 2020 Results:

For the first half of 2020, the Company reported total net revenues of $9.1 million representing an 24.1% decrease over total net revenues of $12.0 million during the first half of 2019, which was the result of the lower time charter rates our vessels earned during the first half of 2020 compared to the same period of 2019. The Company reported net loss for the period of $6.1 million and net loss attributable to common shareholders of $6.9 million, as compared to net loss of $0.9 million and net loss attributable to common shareholders of $2.2 million, for the first half of 2019. Vessel operating expenses were $5.6 million for the first half of 2020 as compared to $5.3 million for the first half of 2019. The increase is mainly attributable to certain repairs, maintenance expenses and spare replacements carried out in 2020, concurrently with the drydocking of the two vessels that underwent special survey. Depreciation expenses for the first half of 2020 were $3.3 million compared to $3.2 million during the same period of 2019, mainly due to the increase in the cost base of certain of our vessels due to the recent installation of ballast water management systems. On average, 7.0 vessels were owned and operated during the first half of 2020 earning an average time charter equivalent rate of $7,390 per day compared to 7.0 vessels in the same period of 2019 earning on average $10,078 per day. General and administrative expenses remained unchanged at $1.2 million during the first half of 2020 as compared to the same period of last year. In the first half of 2020, two vessels underwent special survey for a total cost of $1.7 million, as compared to one vessel that underwent special survey in the first half of 2019 for a total cost of $0.9 million.

Interest and other financing costs for the first half of 2020 amounted to $1.2 million compared to $1.9 million for the same period of 2019. This decrease is due to the lower average outstanding debt and the decreased Libor rates of our loans in the current period compared to the same period of 2019. For the six months ended June 30, 2020, the Company recognized a $0.5 million loss on three interest rate swaps and a $0.1 million unrealized loss on FFA contracts entered into during the second quarter of 2020 as compared to a gain on derivatives of $0.9 million for the same period of 2019, comprising of a $1.2 million gain on FFA contracts and a $0.3 million loss on one interest rate swap.

Adjusted EBITDA for the first half of 2020 was $(1.0) million compared to $4.3 million achieved during the first half of 2019.

Basic and diluted loss per share attributable to common shareholders for the first half of 2020 was $3.03, calculated on 2,267,375 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.96 for the first half of 2019, calculated on 2,244,803 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first half of the year of the unrealized loss on derivatives, the adjusted loss attributable to common shareholders for the six-month period ended June 30, 2020 would have been $2.76 per share compared to a loss of $0.87 per share basic and diluted for the same period in 2019. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
Vessels in the water
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-21	Hire 106% of the Average Baltic Kamsarmax P5TC(***) index
XENIA	Kamsarmax	82,000	2016	TC until Nov-2020	Hire 101% of the Average Baltic Kamsarmax P5TC index(***) with a floor at $11,000
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EIRINI P	Panamax	76,466	2004	TC until Sep-20	Hire 100% of Average BPI(**) 4TC
STARLIGHT	Panamax	75,845	2004	TC until Sep-20	Hire 100% of Average BPI(**) 4TC
TASOS	Panamax	75,100	2000	TC until Oct-20	$ 9,000
PANTELIS	Panamax	74,020	2000	TC until Sep-20 or TC until Oct-20	$10,850 until Sep-20 or $11,500 until Oct-20 (****)
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(***)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(****)

M/V Pantelis charter includes the option for the charterer to choose between two loading  regions, a choice which would affect the duration of the charter and the rate.

Summary Fleet Data:

	3 months, ended June 30, 2019	3 months, ended June 30, 2020	6 months, ended June 30, 2019	6 months, ended June 30, 2020
FLEET DATA
Average number of vessels (1)	7.0	7.0	7.0	7.0
Calendar days for fleet (2)	637.0	637.0	1,267.0	1,274.0
Scheduled off-hire days incl. laid-up (3)	36.0	41.3	36.0	51.2
Available days for fleet (4) = (2) - (3)	601.0	595.7	1,231.0	1,222.8
Commercial off-hire days (5)	0.7	0.0	0.7	0.0
Operational off-hire days (6)	10.5	0.6	12.5	0.6
Voyage days for fleet (7) = (4) - (5) - (6)	589.8	595.1	1,217.8	1,222.2
Fleet utilization (8) = (7) / (4)	98.1%	99.9%	98.9%	100.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.9%	100.0%	99.9%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.3%	99.9%	99.0%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	10,724	7,297	10,078	7,390
Vessel operating expenses excl. drydocking expenses (12)	5,034	5,204	4,981	5,167
General and administrative expenses (13)	914	927	917	926
Total vessel operating expenses (14)	5,948	6,131	5,898	6,093
Drydocking expenses (15)	1,352	2,379	714	1,361

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, August 6, 2020 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (from the US), 0(808) 2380-669 (from the UK) or (+44) (0) 2071 928 592 (from outside the US). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until August 13, 2020. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333 00 9785 and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2020 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2020	2019	2020

Revenues
Time charter revenue	6,541,659	4,256,440	12,643,510	9,601,994
Commissions	(353,878)	(238,154)	(669,652)	(518,200)
Net revenues	6,187,781	4,018,286	11,973,858	9,083,794

Operating expenses
Voyage expenses, net	216,574	(85,834)	370,199	570,003
Vessel operating expenses	2,716,397	2,830,887	5,326,829	5,609,430
Drydocking expenses	861,403	1,515,648	904,599	1,733,323
Vessel depreciation	1,589,940	1,626,258	3,197,218	3,252,516
Related party management fees	490,539	483,938	984,543	973,504
General and administrative expenses	581,917	590,621	1,162,058	1,180,155
Total Operating expenses	(6,456,770)	(6,961,518)	(11,945,446)	(13,318,931)

Operating (loss) / income	(268,989)	(2,943,232)	28,412	(4,235,137)

Other income / (expenses)
Interest and other financing costs	(927,728)	(583,394)	(1,880,548)	(1,247,821)
(Loss) / gain on derivatives, net	(614,769)	(302,170)	902,988	(643,146)
Foreign exchange gain / (loss)	1,023	3,222	(561)	3,891
Interest income	5,228	106	12,786	3,650
Other expenses, net	(1,536,246)	(882,236)	(965,335)	(1,883,426)
Net loss	(1,805,235)	(3,825,468)	(936,923)	(6,118,563)
Dividend Series B Preferred shares	(559,664)	(393,186)	(1,031,529)	(748,012)
Preferred deemed dividend	(185,665)	-	(185,665)	-
Net loss attributable to common shareholders	(2,550,564)	(4,218,654)	(2,154,117)	(6,866,575)
Loss per share, basic and diluted	(1.14)	(1.86)	(0.96)	(3.03)
Weighted average number of shares, basic and diluted	2,244,803	2,267,375	2,244,803	2,267,375

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2019	June 30, 2020

ASSETS
Current Assets:
Cash and cash equivalents	5,396,406	901,608
Trade accounts receivable, net	1,843,008	1,171,767
Other receivables	459,785	592,542
Inventories	508,711	579,260
Restricted cash	1,083,036	787,300
Prepaid expenses	286,711	181,787
Total current assets	9,577,657	4,214,264

Fixed assets:
Vessels, net	105,461,265	102,503,016
Long-term assets:
Restricted cash	2,650,000	2,700,000
Total assets	117,688,922	109,417,280

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	6,806,294	5,256,294
Trade accounts payable	1,046,561	2,202,017
Accrued expenses	964,423	868,745
Accrued preferred dividends	358,726	-
Deferred revenue	445,824	436,803
Derivatives	-	439,370
Due to related companies	1,547,210	1,782,354
Total current liabilities	11,169,038	10,985,583

Long-term liabilities:
Long term bank loans, net of current portion	49,688,840	47,772,192
Derivatives	304,174	481,812
Total long-term liabilities	49,993,014	48,254,004
Total liabilities	61,162,052	59,239,587

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 15,387 and 15,780 shares issued and outstanding, respectively)	14,721,665	15,114,851

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,304,630 issued and outstanding)	23,046	23,046
Additional paid-in capital	52,802,574	52,926,786
Accumulated deficit	(11,020,415)	(17,886,990)
Total shareholders' equity	41,805,205	35,062,842
Total liabilities, mezzanine equity and shareholders' equity	117,688,922	109,417,280

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020

Cash flows from operating activities:
Net loss	(936,923)	(6,118,563)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Vessel depreciation	3,197,218	3,252,516
Amortization of deferred charges	82,527	70,352
Share-based compensation	90,809	124,212
Unrealized loss on derivatives	209,661	617,008
Changes in operating assets and liabilities	6,428,063	1,795,756
Net cash provided by / (used in) operating activities	9,071,355	(258,719)

Cash flows from investing activities:
Cash paid for vessel improvements	(562,494)	(231,262)
Net cash used in investing activities	(562,494)	(231,262)

Cash flows from financing activities:
Redemption of preferred shares	(4,300,000)	-
Preferred dividends paid	-	(713,553)
Loan arrangement fees paid	(22,500)	-
Proceeds from long term debt	4,500,000	-
Repayment of long-term debt	(7,957,000)	(3,537,000)
Net cash used in financing activities	(7,779,500)	(4,250,553)

Net increase / (decrease) in cash, cash equivalents and restricted cash	729,361	(4,740,534)
Cash, cash equivalents and restricted cash at beginning of period	7,754,927	9,129,442
Cash, cash equivalents and restricted cash at end of period	8,484,288	4,388,908

Cash breakdown

Cash and cash equivalents	4,742,410	901,608
Restricted cash, current	1,141,878	787,300
Restricted cash, long term	2,600,000	2,700,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	8,484,288	4,388,908

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to

Net loss

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Net loss	(1,805,235)	(3,825,468)	(936,923)	(6,118,563)
Interest and other financing costs, net (incl. interest income)	922,500	583,288	1,867,762	1,244,171
Vessel depreciation	1,589,940	1,626,258	3,197,218	3,252,516
Unrealized (gain) / loss on Forward Freight Agreement derivatives	893,888	131,970	(98,400)	131,970
Loss on interest rate swap derivatives	183,103	170,200	292,517	511,176
Adjusted EBITDA	1,784,196	(1,313,752)	4,322,174	(978,730)

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation and unrealized (gain) / loss on Forward Freight Agreement derivatives (“FFAs”) and loss on interest rate swap derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain)/loss on FFAs, loss on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Net loss	(1,805,235)	(3,825,468)	(936,923)	(6,118,563)
Unrealized loss on derivatives	1,087,377	287,961	209,661	617,008
Adjusted net loss	(717,858)	(3,537,507)	(727,262)	(5,501,555)
Preferred dividends	(559,664)	(393,186)	(1,031,529)	(748,012)
Preferred deemed dividend	(185,665)	-	(185,665)	-
Adjusted net loss attributable to common shareholders	(1,463,187)	(3,930,693)	(1,944,456)	(6,249,567)
Adjusted loss per share, basic and diluted	(0.65)	(1.73)	(0.87)	(2.76)
Weighted average number of shares, basic and diluted	2,244,803	2,267,375	2,244,803	2,267,375

Adjusted net loss and Adjusted loss per share Reconciliation:

EuroDry Ltd. considers Adjusted net loss to represent net loss before unrealized loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net loss and Adjusted loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized  loss on derivatives, which may significantly affect results of operations between periods. Adjusted net loss and Adjusted loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net loss and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

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